February 10, 2011

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.
Form S-1 Registration Statement
Registration No. 333-173980

Dear Sir/Madam:

Reference is made to the acceleration request letter (the “Request”) filed by HomeStreet, Inc. (the “Company”) on February 8, 2012 with the Securities and Exchange Commission with respect to the acceleration of the effective date of the above-referenced Registration Statement on Form S-1. The Company hereby withdraws the Request and expects to file a new acceleration request in the future with a future requested effective date for the Registration Statement.

Respectfully yours,

HOMESTREET, INC.

/s/ Godfrey Evans
By:	Godfrey Evans
Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary